UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-K

Current Report
Pursuant To Section 13 or 15(d)
of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): May 12, 2021



URBAN ONE, INC.
(Exact name of Registrant as specified in its charter)

Delaware	**0-25969**	**52-1166660**
(State or Other Jurisdiction of Incorporation)	(Commission File No.)	(IRS Employer Identification No.)

1010 Wayne Avenue
14th Floor
Silver Spring, Maryland 20910
(301) 429-3200
(Address, Including Zip Code, and Telephone Number, Including Area Code, of Registrant's Principal Executive Offices)

Not Applicable
(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☐   Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)
☐   Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)
☐   Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))
☐   Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Class	Trading Symbol	Name of Exchange on which Registered
Class A Common Stock, $.001 Par Value	UONE	NASDAQ Capital Market
Class D Common Stock, $.001 Par Value	UONEK	NASDAQ Capital Market

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 under the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

ITEM 2.02. Results of Operations and Financial Condition.

Urban One, Inc. (the "Company") issued a press release setting forth the results for its quarter ended March 31, 2021. A copy of the press release is attached as Exhibit 99.1.

ITEM 8.01. Other Events

During the course of its earnings call for the quarter ended March 31, 2021, the Company noted that it expected to achieve Adjusted EBITDA of approximately $130 million for the year-ended December 31, 2021. The Company further noted that this estimate was before the impact of any "chase costs" related to its bid to obtain a casino gaming license in Richmond, Virginia. The Company estimated those costs to be up to approximately $4.0 million in the event the Company was selected as the preferred casino operator in the City of Richmond and was required to take the measure to the City's November 2021 referendum. In the event the Company was not selected, the amount of those costs would be expected to be closer to approximately $1.5 to $2.0 million. Finally, the Company noted that it expected the determination of the City of Richmond as to who was to be selected as the City's preferred casino operator to be made in late May to mid-June 2021.

ITEM 9.01. Financial Statements and Exhibits.

(c) Exhibits

Exhibit Number	Description
99.1	Press release dated May 12, 2021 Urban One, Inc. Reports First Quarter Results.

Cautionary Information Regarding Forward-Looking Statements

This Form 8-K and the press release attached as Exhibit 99.1 contain forward-looking statements about the Company's future performance, which are based on management's assumptions and beliefs in light of the information currently available to it. The Company assumes no obligation to update the information contained herein. These forward-looking statements involve known and unknown risks, uncertainties and other factors, some of which are beyond the Company's control, that may cause the actual results to differ materially from any future results, performance or achievements expressed or implied by such forward-looking statements. Important factors that could cause actual results to differ materially are described in the Company's reports on Forms 10-K, 10-Q, 10-Q/A and other filings with the SEC.


SIGNATURE


Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

URBAN ONE, INC.

Date: May 14, 2021   /s/ Peter D. Thompson
                            Peter D. Thompson
                            Chief Financial Officer and Principal Accounting Officer

NEWS RELEASE

May 12, 2021 Contact: Peter D. Thompson, EVP and CFO

FOR IMMEDIATE RELEASE (301) 429-4638

Washington, DC

URBAN ONE, INC. REPORTS FIRST QUARTER RESULTS

<u>Washington, DC</u>: - Urban One, Inc. (NASDAQ: UONEK and UONE) today reported its results for the quarter ended March 31, 2021. Net revenue was approximately $91.4 million, a decrease of 3.6% from the same period in 2020. Broadcast and digital operating income[1] was approximately $36.4 million, a decrease of 3.3% from the same period in 2020. The Company reported operating income of approximately $23.8 million for the three months ended March 31, 2021, compared to an operating loss of approximately $27.3 million for the three months ended March 31, 2020. Net income was $7,000 or $0.00 per share (basic) compared to a net loss of approximately $23.2 million or $0.51 per share (basic) for the same period in 2020. Adjusted EBITDA[2] was approximately $28.8 million for the three months ended March 31, 2021, compared to approximately $32.3 million for the same period in 2020.

Alfred C. Liggins, III, Urban One's CEO and President stated, "Normalizing for approximately $1.4 million of Richmond gaming chase costs, which were one-time in nature, our Adjusted EBITDA was down approximately 6.3% year over year, which was encouraging in the context of pre-COVID radio comparatives for January and February and a lack of political revenues. It is worth noting that compared to Q1 2019, which was a pre-pandemic and off-cycle political quarter, our Adjusted EBITDA was up by approximately 4.1% (and by 9.1% after normalizing for the Richmond gaming project). Our core radio advertising was down approximately 13.7% for the quarter, with January -28.4%, February -19.9% and March +8.8%. Currently for second quarter, core radio is pacing up over 70%, with April finishing at +89%. Our digital business had another strong quarter, with revenues up 64.6% and Adjusted EBITDA up by approximately $3.2 million. Cable TV revenues were down 2.6%, but Adjusted EBITDA of approximately $24.8 million was 14.5% higher than Q1 2019 (approximately $21.7 million), which is a more realistic comparison than the COVID-impacted Q1 2020, during which content production and marketing were effectively shut-off. Under the circumstances, we delivered a solid first quarter, and I anticipate further sequential improvements in Q2."

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RESULTS OF OPERATIONS

	Three Months Ended March 31,	
	2021	2020
STATEMENT OF OPERATIONS	(unaudited)	
	(in thousands, except share data)	
NET REVENUE	$ 91,440	$ 94,875
OPERATING EXPENSES		
Programming and technical, excluding stock-based compensation	25,090	27,862
Selling, general and administrative, excluding stock-based compensation	29,956	29,377
Corporate selling, general and administrative, excluding stock-based compensation	10,120	8,332
Stock-based compensation	253	393
Depreciation and amortization	2,264	2,548
Impairment of long-lived assets	-	53,650
Total operating expenses	67,683	122,162
Operating income (loss)	23,757	(27,287)
INTEREST INCOME	4	8
INTEREST EXPENSE	18,045	19,138
LOSS ON RETIREMENT OF DEBT	6,949	-
OTHER INCOME, net	(1,684)	(1,504)
Income (loss) before benefit from income taxes and noncontrolling interest in income of subsidiaries	451	(44,913)
BENEFIT FROM INCOME TAXES	(10)	(21,855)
CONSOLIDATED NET INCOME (LOSS)	461	(23,058)
NET INCOME ATTRIBUTABLE TO NONCONTROLLING INTERESTS	454	129
CONSOLIDATED NET INCOME (LOSS) ATTRIBUTABLE TO COMMON STOCKHOLDERS	$ 7	$ (23,187)
AMOUNTS ATTRIBUTABLE TO COMMON STOCKHOLDERS		
CONSOLIDATED NET INCOME (LOSS) ATTRIBUTABLE TO COMMON STOCKHOLDERS	$ 7	$ (23,187)
Weighted average shares outstanding - basic[3]	48,463,289	45,228,164
Weighted average shares outstanding - diluted[4]	49,053,650	45,228,164

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		Three Months Ended March 31,		
		2021		2020
PER SHARE DATA - basic and diluted:		(unaudited)		(unaudited)
		(in thousands, except per share data)		
Consolidated net income (loss) attributable to common stockholders (basic)	$	0.00	$	(0.51)
Consolidated net income (loss) attributable to common stockholders (diluted)	$	0.00	$	(0.51)
SELECTED OTHER DATA				
Broadcast and digital operating income [1]	$	36,394	$	37,636
Broadcast and digital operating income margin (% of net revenue)		39.8%		39.7%
Broadcast and digital operating income reconciliation:				
Consolidated net income (loss) attributable to common stockholders	$	7	$	(23,187)
Add back non-broadcast and digital operating income items included in consolidated net income (loss):				
Interest income		(4)		(8)
Interest expense		18,045		19,138
Benefit from income taxes		(10)		(21,855)
Corporate selling, general and administrative expenses		10,120		8,332
Stock-based compensation		253		393
Loss on retirement of debt		6,949		-
Other income, net		(1,684)		(1,504)
Depreciation and amortization		2,264		2,548
Noncontrolling interest in income of subsidiaries		454		129
Impairment of long-lived assets		-		53,650
Broadcast and digital operating income	$	36,394	$	37,636
Adjusted EBITDA[2]	$	28,845	$	32,260
Adjusted EBITDA reconciliation:				
Consolidated net income (loss) attributable to common stockholders	$	7	$	(23,187)
Interest income		(4)		(8)
Interest expense		18,045		19,138
Benefit from income taxes		(10)		(21,855)
Depreciation and amortization		2,264		2,548
EBITDA	$	20,302	$	(23,364)
Stock-based compensation		253		393
Loss on retirement of debt		6,949		-
Other income, net		(1,684)		(1,504)
Noncontrolling interest in income of subsidiaries		454		129
Employment Agreement Award, incentive plan award expenses and other compensation		597		1,212
Contingent consideration from acquisition		40		(72)
Severance-related costs		263		326
Cost method investment income from MGM National Harbor		1,671		1,490
Impairment of long-lived assets		-		53,650
Adjusted EBITDA	$	28,845	$	32,260

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	March 31, 2021	December 31, 2020
	(unaudited)	
	(in thousands)	
SELECTED BALANCE SHEET DATA:		
Cash and cash equivalents and restricted cash	$ 57,287	$ 73,858
Intangible assets, net	763,180	764,858
Total assets	1,168,751	1,195,487
Total debt (including current portion, net of issuance costs)	809,857	842,286
Total liabilities	957,185	995,888
Total stockholders' equity	198,831	186,898
Redeemable noncontrolling interest	12,735	12,701

	March 31, 2021	Applicable Interest Rate
	(unaudited)	
	(in thousands)	
SELECTED LEVERAGE DATA:		
7.375% senior secured notes due February 2028, net of issuance costs of approximately $15.1 million (fixed rate)	$ 809,857	7.375%

Cautionary Note Regarding Forward-Looking Statements

This press release includes forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. Forward-looking statements represent management's current expectations and are based upon information available to Urban One at the time of this release. These forward-looking statements involve known and unknown risks, uncertainties and other factors, some of which are beyond Urban One's control, that may cause the actual results to differ materially from any future results, performance or achievements expressed or implied by such forward-looking statements. Important factors that could cause actual results to differ materially are described in Urban One's reports on Forms 10-K, 10-Q, 10-Q/A, 8-K and other filings with the Securities and Exchange Commission (the "SEC"). Urban One does not undertake any duty to update any forward-looking statements.

PAGE 5 -- URBAN ONE, INC. REPORTS FIRST QUARTER RESULTS

The COVID-19 pandemic continues to have an impact on certain of our revenue and alternative revenue sources. Most notably, a number of advertisers across significant advertising categories reduced advertising spend due to the outbreak. This was particularly true within our radio segment which derives substantial revenue from local advertisers, including in areas such as Texas, Ohio and Georgia. The economies in these areas were hit particularly hard due to social distancing and other government interventions. Further, the COVID-19 outbreak caused the postponement of our 2020 Tom Joyner Foundation Fantastic Voyage cruise and impaired ticket sales of other tent pole special events, some of which we had to cancel. We do not carry business interruption insurance to compensate us for losses and such losses may continue to occur as a result of the ongoing nature of the COVID-19 pandemic. Continued or new outbreaks or surges in new cases due to variants in the markets in which we operate could have material impacts on our liquidity, operations including potential impairment of assets, and our financial results. Likewise, our income from our investment in MGM National Harbor Casino has been negatively affected by closures and limitations on occupancy imposed by state and local governmental authorities.

Net revenue consists of gross revenue, net of local and national agency and outside sales representative commissions. Agency and outside sales representative commissions are calculated based on a stated percentage applied to gross billing.

Net Revenue:	Three Months Ended March 31,				$ Change	% Change
	2021		**2020**			
Radio Advertising	$	33,340	$	38,417	$ (5,077)	-13.2%
Political Advertising		780		2,404	(1,624)	-67.6%
Digital Advertising		10,353		6,289	4,064	64.6%
Cable Television Advertising		20,702		21,033	(331)	-1.6%
Cable Television Affiliate Fees		25,486		26,207	(721)	-2.8%
Event Revenues & Other		779		525	254	48.4%
Net Revenue (as reported)	$	91,440	$	94,875	$ (3,435)	-3.6%

Net revenue decreased to approximately $91.4 million for the quarter ended March 31, 2021, from approximately $94.9 million for the same period in 2020. Net revenues from our radio broadcasting segment decreased 20.4% compared to the same period in 2020. The decrease in net revenue in our radio broadcasting segment was due primarily to the economic impacts of the COVID-19 pandemic which began in March 2020, thus impacting only a part of the three month period ended March 31, 2020, but impacting the entire comparable period in 2021. Based on reports prepared by the independent accounting firm Miller, Kaplan, Arase & Co., LLP ("Miller Kaplan"), the markets we operate in (excluding Richmond and Raleigh, both of which no longer participate in Miller Kaplan) decreased 13.4% in total revenues With the exception of our Charlotte market, we experienced net revenue declines in all of our radio markets, primarily due to lower advertising sales. The increase in Charlotte was driven by the previously announced asset swap with Entercom and operation of the additional stations in that market under the LMA providing for the operation of the stations prior to closing under that asset exchange agreement. Net revenue excluding political, from our radio broadcasting segment decreased 17.7% compared to the same period in 2020. We recognized approximately $46.2 million of revenue from our cable television segment during the three months ended March 31, 2021, compared to approximately $47.5 million for the same period in 2020. Net revenue from our Reach Media segment increased 16.9% for the quarter ended March 31, 2021, compared to the same period in 2020. Finally, net revenues for our digital segment increased approximately $4.1 million for the three months ended March 31, 2021, compared to the same period in 2020, primarily due to an increase in direct revenues.

Operating expenses, excluding depreciation and amortization, stock-based compensation and impairment of long-lived assets, decreased to approximately $65.2 million for the quarter ended March 31, 2021, down 0.6% from the approximately $65.6 million incurred for the comparable quarter in 2020. The overall operating expense decrease was driven by lower programming and technical expenses, which was partially offset by higher selling, general and administrative expenses and corporate selling, general and administrative expenses.

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During the quarter ended March 31, 2021, we saved approximately $1.0 million in employee compensation expenses and $654,000 in reduced travel and office expenses due to our cost savings initiatives. We also saved approximately $1.1 million in lower program content amortization expense at our cable television segment. These savings were offset by an increase of approximately $1.3 million in marketing spend. Finally, the increase in corporate selling, general and administrative expenses for the three months ended March 31, 2021, compared to the same period in 2020 is primarily due to an increase in expenses of approximately $1.4 million related to corporate development activities related to potential gaming and other similar business activities.

Depreciation and amortization expense decreased to approximately $2.3 million for the quarter ended March 31, 2021, compared to approximately $2.5 million for the quarter ended March 31, 2020.

Interest expense decreased to approximately $18.0 million for the quarter ended March 31, 2021, compared to approximately $19.1 million for the quarter ended March 31, 2020. The Company made cash interest payments of approximately $13.9 million on its outstanding debt for the quarter ended March 31, 2021, compared to cash interest payments of approximately $13.9 million on its outstanding debt for the quarter ended March 31, 2020. As of March 31, 2020, the Company had approximately $27.5 million in borrowings outstanding on its ABL Facility. There was no balance outstanding on March 31, 2021. As previously announced, on January 25, 2021, the Company closed on a new senior secured notes (the "2028 Notes"). The proceeds from the 2028 Notes were used to prepay in full (1) the 2017 Credit Facility, (2) the 2018 Credit Facility, (3) the MGM National Harbor Loan; (4) the remaining amounts of our 7.375% Notes, and (5) our 8.75% Notes that were issued in the November 2020 Exchange Offer. There was a net loss on retirement of debt of approximately $6.9 million for the quarter ended March 31, 2021 associated with these transactions.

The impairment of long-lived assets for the three months ended March 31, 2020, was related to a non-cash impairment charge of approximately $5.9 million recorded to reduce the carrying value of our Atlanta and Indianapolis market goodwill balances and a charge of approximately $47.7 million associated with our Atlanta, Cincinnati, Dallas, Houston, Indianapolis, Philadelphia, Raleigh, Richmond and St. Louis radio market broadcasting licenses.

During the three months ended March 31, 2021, the benefit from income taxes decreased to $10,000 compared to approximately $21.9 million for the three months ended March 31, 2020. The decrease in the benefit from income taxes was primarily due to the application of the estimated annual effective tax rate for the year to date and pre-tax income of $451,000 during the quarter, and discrete tax provision adjustments for excess tax benefits related to restricted stock units. For the three months ended March 31, 2020, the benefit from income taxes was approximately $21.9 million. The increase in the benefit from income taxes was primarily due to the application of the actual effective tax rate for the year to date and pre-tax loss of approximately $44.9 million during the quarter, and discrete tax provision adjustments to previously unrecognized deferred tax assets that the Company believes it can now benefit from in future periods. The Company received a refund of taxes of $32,000 for the quarter ended March 31, 2021 and did not pay taxes for the quarter ended March 31, 2020.

Other income, net, was approximately $1.7 million and $1.5 million for the three months ended March 31, 2021 and 2020, respectively. We recognized other income in the amount of approximately $1.7 million and $1.5 million for the three months ended March 31, 2021 and 2020, respectively, related to our MGM investment.

The increase in noncontrolling interests in income of subsidiaries was due primarily to higher net income recognized by Reach Media during the three months ended March 31, 2021 compared to the three months ended March 31, 2020.

Other pertinent financial information includes capital expenditures of $804,000 and approximately $1.4 million for the quarters ended March 31, 2021 and 2020, respectively.

During the three months ended March 31, 2021 and 2020, the Company did not repurchase any shares of Class A or Class D common stock.

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The Company, in connection with its prior 2009 stock option and restricted stock plan and its current 2019 Equity and Performance Incentive Plan (the "2019 Plan"), is authorized to purchase shares of Class D common stock to satisfy employee tax obligations in connection with the vesting of share grants under the plan. During the three months ended March 31, 2021, the Company executed a Stock Vest Tax Repurchase of 495,296 shares of Class D Common Stock in the amount of $872,000. During the three months ended March 31, 2020, the Company executed a Stock Vest Tax Repurchase of 547,801 shares of Class D Common Stock in the amount of approximately $1.0 million.

Other Matters

On January 19, 2021, the Company completed its 2020 ATM Program, and during the quarter ended March 31, 2021, sold 1,465,826 Class A shares and received gross proceeds of approximately $9.5 and net proceeds of approximately $9.3 million for the program. On January 27, 2021, the Company entered into a new 2021 Open Market Sale Agreement^{SM} (the "2021 Sale Agreement") with Jefferies under which the Company may offer and sell, from time to time at its sole discretion, shares of its Class A common stock, par value $0.001 per share (the "Class A Shares"), through Jefferies as its sales agent. The Company has filed a prospectus supplement pursuant to the 2021 Sale Agreement for the offer and sale of its Class A Shares having an aggregate offering price of up to $25 million (the "2021 ATM Program"). As of March 31, 2021, the Company has issued and sold an aggregate of 420,439 Class A Shares pursuant to the 2021 Sale Agreement and received gross proceeds of approximately $3.0 million and net proceeds of approximately $2.8 million, after deducting commissions to Jefferies and other offering expenses. While the Company still has Class A Shares available for issuance under the 2021 ATM Program, the Company may also enter into new additional ATM programs and issue additional common stock from time to time under those programs.

Supplemental Financial Information:
For comparative purposes, the following more detailed, unaudited statements of operations for the three months ended March 31, 2021 and 2020 are included.

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	Three Months Ended March 31, 2021 (in thousands, unaudited)					
	Consolidated	Radio Broadcasting	Reach Media	Digital	Cable Television	Corporate/ Eliminations
STATEMENT OF OPERATIONS:						
NET REVENUE	$ 91,440	$ 27,788	$ 7,816	$ 10,355	$ 46,241	$ (760)
OPERATING EXPENSES:						
Programming and technical	25,090	8,492	3,409	2,813	10,735	(359)
Selling, general and administrative	29,956	14,813	1,125	5,239	9,169	(390)
Corporate selling, general and administrative	10,120	-	640	1	1,562	7,917
Stock-based compensation	253	24	-	-	55	174
Depreciation and amortization	2,264	729	58	324	929	224
Impairment of long-lived assets	-	-	-	-	-	-
Total operating expenses	67,683	24,058	5,232	8,377	22,450	7,566
Operating income (loss)	23,757	3,730	2,584	1,978	23,791	(8,326)
INTEREST INCOME	4	-	-	-	-	4
INTEREST EXPENSE	18,045	44	-	79	1,919	16,003
LOSS ON RETIREMENT OF DEBT	6,949	-	-	-	-	6,949
OTHER (INCOME) EXPENSE, net	(1,684)	-	-	-	-	(1,684)
Income (loss) before (benefit from) provision for income taxes and noncontrolling interest in income of subsidiaries	451	3,686	2,584	1,899	21,872	(29,590)
(BENEFIT FROM) PROVISION FOR INCOME TAXES	(10)	788	638	-	5,395	(6,831)
CONSOLIDATED NET INCOME (LOSS)	461	2,898	1,946	1,899	16,477	(22,759)
NET INCOME ATTRIBUTABLE TO NONCONTROLLING INTERESTS	454					454
NET INCOME (LOSS) ATTRIBUTABLE TO COMMON STOCKHOLDERS	$ 7	$ 2,898	$ 1,946	$ 1,899	$ 16,477	$ (23,213)
Adjusted EBITDA[2]	$ 28,845	$ 4,573	$ 2,678	$ 2,389	$ 24,811	$ (5,606)

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		Three Months Ended March 31, 2020				
				(in thousands, unaudited)		
	Consolidated	Radio Broadcasting	Reach Media	Digital	Cable Television	Corporate/ Eliminations
STATEMENT OF OPERATIONS:						
NET REVENUE	$ 94,875	$ 34,916	$ 6,689	$ 6,289	$ 47,497	$ (516)
OPERATING EXPENSES:						
Programming and technical	27,862	9,880	3,417	3,120	11,827	(382)
Selling, general and administrative	29,377	16,432	1,751	4,069	7,251	(126)
Corporate selling, general and administrative	8,332	-	718	-	1,322	6,292
Stock-based compensation	393	79	9	6	-	299
Depreciation and amortization	2,548	741	59	488	943	317
Impairment of long-lived assets	53,650	53,650	-	-	-	-
Total operating expenses	122,162	80,782	5,954	7,683	21,343	6,400
Operating (loss) income	(27,287)	(45,866)	735	(1,394)	26,154	(6,916)
INTEREST INCOME	8	-	-	-	-	8
INTEREST EXPENSE	19,138	3	-	79	1,919	17,137
OTHER INCOME, net	(1,504)	-	-	-	-	(1,504)
(Loss) income before (benefit from) provision for income taxes and noncontrolling interest in income of subsidiaries	(44,913)	(45,869)	735	(1,473)	24,235	(22,541)
(BENEFIT FROM) PROVISION FOR INCOME TAXES	(21,855)	(9,849)	183		6,055	(18,244)
CONSOLIDATED NET (LOSS) INCOME	(23,058)	(36,020)	552	(1,473)	18,180	(4,297)
NET INCOME ATTRIBUTABLE TO NONCONTROLLING INTERESTS	129	-	-	-	-	129
NET (LOSS) INCOME ATTRIBUTABLE TO COMMON STOCKHOLDERS	$ (23,187)	$ (36,020)	$ 552	$ (1,473)	$ 18,180	$ (4,426)
Adjusted EBITDA[2]	$ 32,260	$ 8,751	$ 803	$ (810)	$ 27,103	$ (3,587)

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Urban One, Inc. will hold a conference call to discuss its results for the first fiscal quarter of 2021. The conference call is scheduled for Wednesday, May 12, 2021 at 10:00 a.m. EDT. To participate on this call, U.S. callers may dial toll-free 1-844-291-6362; international callers may dial direct (+1) 234-720-6995. The Access Code is 9323973.

A replay of the conference call will be available from 1:00 p.m. EDT May 12, 2021 until 12:00 a.m. EDT May 15, 2021. Callers may access the replay by calling 1-866-207-1041; international callers may dial direct (+1) 402-970-0847. The replay Access Code is 1059321.

Access to live audio and a replay of the conference call will also be available on Urban One's corporate website at www.urban1.com. The replay will be made available on the website for seven days after the call.

Urban One, Inc. (urban1.com), together with its subsidiaries, is the largest diversified media company that primarily targets Black Americans and urban consumers in the United States. The Company owns **TV One, LLC** (tvone.tv), a television network serving more than 59 million households, offering a broad range of original programming, classic series and movies designed to entertain, inform and inspire a diverse audience of adult Black viewers. As of March 31, 2021, we owned and/or operated 63 independently formatted, revenue producing broadcast stations (including 54 FM or AM stations, 7 HD stations, and the 2 low power television stations we operate) branded under the tradename "Radio One" in 13 urban markets in the United States. Through its controlling interest in **Reach Media, Inc**. (blackamericaweb.com), the Company also operates syndicated programming including *the Rickey Smiley Morning Show, the Russ Parr Morning Show and the DL Hughley Show*. In addition to its radio and television broadcast assets, Urban One owns **iOne Digital (**ionedigital.com**)**, our wholly owned digital platform serving the African-American community through social content, news, information, and entertainment websites, including its Cassius, Bossip, HipHopWired and MadameNoire digital platforms and brands. We also have invested in a minority ownership interest in MGM National Harbor, a gaming resort located in Prince George's County, Maryland. Through our national multi-media operations, we provide advertisers with a unique and powerful delivery mechanism to the African-American and urban audiences.

Notes:

1 "Broadcast and digital operating income" consists of net (loss) income before depreciation and amortization, corporate selling, general and administrative expenses, stock-based compensation, income taxes, noncontrolling interest in income (loss) of subsidiaries, interest expense, impairment of long-lived assets, other (income) expense, loss (gain) on retirement of debt, gain on sale-leaseback and interest income. Broadcast and digital operating income is not a measure of financial performance under generally accepted accounting principles. Nevertheless, broadcast and digital operating income is a significant measure used by our management to evaluate the operating performance of our core operating segments because broadcast and digital operating income provides helpful information about our results of operations apart from expenses associated with our fixed assets and long-lived intangible assets, income taxes, investments, debt financings and retirements, overhead, stock-based compensation, impairment charges, and asset sales. Our measure of broadcast and digital operating income is similar to industry use of station operating income; however, it reflects our more diverse business and therefore is not completely analogous to "station operating income" or other similarly titled measures used by other companies. Broadcast and digital operating income does not purport to represent operating income or cash flow from operating activities, as those terms are defined under generally accepted accounting principles, and should not be considered as an alternative to those measurements as an indicator of our performance. A reconciliation of net income (loss) to broadcast and digital operating income has been provided in this release.

2 "Adjusted EBITDA" consists of net income (loss) plus (1) depreciation, amortization, income taxes, interest expense, noncontrolling interest in (loss) income of subsidiaries, impairment of long-lived assets, stock-based compensation, (gain) loss on retirement of debt, gain on sale-leaseback, Employment Agreement and incentive plan award expenses and other compensation, contingent consideration from acquisition, severance-related costs, cost investment income, less (2) other income and interest income. Net income before interest income, interest expense, income taxes, depreciation and amortization is commonly referred to in our business as "EBITDA." Adjusted EBITDA and EBITDA are not measures of financial performance under generally accepted accounting principles. However, we believe Adjusted EBITDA is often a useful measure of a company's operating performance and is a significant measure used by our management to evaluate the operating performance of our business because Adjusted EBITDA excludes charges for depreciation, amortization and interest expense that have resulted from our acquisitions and debt financing, our taxes, impairment charges, and gain on retirements of debt. Accordingly, we believe that Adjusted EBITDA provides useful information about the operating performance of our business, apart from the expenses associated with our fixed assets and long-lived intangible assets or capital structure. EBITDA is frequently used as one of the measures for comparing businesses in the broadcasting industry, although our measure of Adjusted EBITDA may not be comparable to similarly titled measures of other companies, including, but not limited to the fact that our definition includes the results of all four segments (radio broadcasting, Reach Media, digital and cable television). Adjusted EBITDA and EBITDA do not purport to represent operating income or cash flow from operating activities, as those terms are defined under generally accepted accounting principles, and should not be considered as alternatives to those measurements as an indicator of our performance. A reconciliation of net income (loss) to EBITDA and Adjusted EBITDA has been provided in this release.

3 For the three months ended March 31, 2021 and 2020, Urban One had 48,463,289 and 45,228,164 shares of common stock outstanding on a weighted average basis (basic), respectively.

4 For the three months ended March 31, 2021 and 2020, Urban One had 49,053,650 and 45,228,164 shares of common stock outstanding on a weighted average basis (fully diluted for outstanding stock awards), respectively.